UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File Number 0-6106

(Check One):

[ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q   [ ] Form N-SAR

         For Period Ended:                  June 30, 1998

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                          BLACK WARRIOR WIRELINE CORP.
                          ----------------------------


                            Full Name of Registrant
                            -----------------------
                           Former Name if Applicable


                              3748 HIGHWAY 45 NORTH
                              ---------------------
            Address of Principal Executive Office (Street and Number)


                               COLUMBUS, MS 39701
                            -------------------------
                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense
and the  registrant  seeks relief  pursuant to Rule   12b-25(b),  the  following
should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(ATTACH EXTRA SHEETS IF NEEDED)

The completion of the Registrants financial statements for the six months and the quarter ended June 30, 1998 has been delayed becuase of delays in obtaing information from others.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     William S. Clark                     609                    921-3663
     ----------------------            -----------            ------------------
           (Name)                      (Area Code)            (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          As a consequence of the acquisition of the domestic oil and gas well directional drilling and downhole survey service business from Phoenix Drilling Services, Inc., in March 1998 there has been a material increase in the Registrants operations. The recent declines in oil and gas prices have impacted the Registrants operations


                          BLACK WARRIOR WIRELINE CORP.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   August 14, 1998                   By  /s/ Melissa Clark
    -------------------                     --------------------
                                            Melissa Clark

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)